Exhibit 21.1

SUBSIDIAIRES OF YI PO INTERNATIONAL HOLDINGS LIMITED

Subsidiaries	Place of Incorporation
Guangyan Hong Kong Group Co., Limited	Hong Kong SAR
Nanjing Dingxu Xinhui Technology Co. Ltd.	People’s Republic of China
Jiangsu Easy Parking Intelligent Technology Co., Ltd.	People’s Republic of China